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                                                                    Exhibit 99.1

                     IIS Intelligent Information Systems Ltd

                      Pro forma Consolidated Balance Sheets
                                 (In thousands)

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
                                                       September 30,                   December 31,
                                              ------------------------------
                                                 2001                 2000                 2000
                                              --------------   -------------           ------------
                                                        Unaudited                      (historical)
                                              ------------------------------
                                              (pro forma)        (historical)
ASSETS

CURRENT ASSETS:
Cash and Cash Equivalents                      $  1,780             $  5,801               $  3,077
Restricted Cash                                       -                    -                    600
Trade Receivables                                    14                    -                     43
Other Accounts Receivable                           164                  477                    124
                                               --------             --------               --------

Total Current Assets                              1,958                6,278                  3,844
-----                                          --------             --------               --------

SEVERANCE PAY FUND                                    2                    -                     32
                                               --------             --------               --------

INVESTMENT IN AFFILIATE                           1,537                    -                  2,127
                                               --------             --------               --------

PROPERTY, PLANT AND EQUIPMENT, NET                   96                  605                     63
                                               --------             --------               --------

WORK FORCE, NET                                     211                    -                    283
                                               --------             --------               --------

Total Assets                                   $  3,804             $  6,883               $  6,349
-----                                          ========             ========               ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short Term Bank Debt                           $     10             $    165               $     10
Trade Payables                                      130                  342                    177
Other Accounts Payable                              761                1,715                  1,403
                                               --------             --------               --------

Total Current Liabilities                           901                2,222                  1,590
-----                                          --------             --------               --------

LONG TERM LIABILITIES:
Banks                                                 4                   76                     11
Convertible Loan                                      -                   --                  2,828
Accrued Severance Pay                                14                   40                     38
                                               --------             --------               --------

Total Long Term Liabilities                          18                  116                  2,877
-----                                          --------             --------               --------

MINORITY INTEREST                                     -                  329                      -
                                               --------             --------               --------

PREFERRED SHARES OF SUBSIDIARY                        -                2,236                      -
                                               --------             --------               --------

SHAREHOLDERS' EQUITY:
Share Capital                                        54                   54                     54
Additional Paid in Capital                       41,278               36,895                 37,435
Receivables on account of shares                      -                    -                    (16)
Deferred Compensation                              (117)                   -                   (222)
Accumulated Deficit                             (38,330)             (34,969)               (35,369)
                                               --------             --------               --------

Total Shareholders' Equity                        2,885                1,980                  1,882
-----                                          --------             --------               --------

Total Liabilities and Shareholders' Equity     $  3,804             $  6,883               $  6,349
-----                                          ========             ========               ========
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